                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 Amendment No.1

                              AMEDIA NETWORKS, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   87305 U102
                                 (CUSIP Number)

                                 JUAN A. MENDEZ
                            C/O AMEDIA NETWORKS, INC.
                                  2 CORBETT WAY
                           EATONTOWN, NEW JERSEY 07724
                                 (732) 440-1992
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 22, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.| |.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 87305U102
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      Juan A. Mendez
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NA
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  |_|
                                                                        (b)  |x|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER

                              1,714,438
                        -------------------------------------------------------
  NUMBER OF             8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH                9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                     1,714,438
    WITH                --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,714,438
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES   |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.53%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------


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This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 11, 2004 (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of Amedia Networks, Inc. The items amended hereby are amended and restated in their entirety. Except as amended by this Amendment No. 1, the
Schedule 13D, as heretofore filed with the SEC, remains in full force and effect.

ITEM 1. SECURITY AND ISSUER

Class of Securities: Common Stock, par value $0.001 per share (the "Common
Stock")

Name and Address of Issuer: Amedia Networks, Inc. (the "Company"), 2 Corbett Way, Eatontown, New Jersey 07724.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c) and (f)

This Schedule 13D is being filed by Juan A. Mendez. Mr. Mendez's business address is c/o Amedia Networks, Inc., 2 Corbett Way, Eatontown, New Jersey 07724.

The Reporting Person is principally employed as President and Chief Executive Officer of Total Claims Management, Inc., an insurance adjustment firm whose principal executive office is located at 7875 SW 40th Street, Suite 220, Miami, Florida 33155.

The Reporting Person currently serves as Chairman of the Company's Board of Directors. The Reporting Person is a citizen of the United States of America.

(d) and (e)

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source of funding for the purchase by the Reporting Person of the shares of Common Stock of the Company was personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of Common Stock reported herein were acquired for investment purposes.

The Reporting Person may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon his evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

Except for the foregoing, the Reporting Person does not have any present plans or proposals which relate


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

to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person retains his right to modify his plans with respect to the transactions described in this
Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The Reporting Person is the beneficial owner of 1,714,438 shares of Common Stock (including 453,812 shares issuable upon exercise of options or warrants to purchase Common Stock which are currently exercisable or exercisable within sixty days of the date hereof), which constitutes approximately 7.53% of the total shares of Common Stock outstanding. The Reporting Person has sole voting and investment power with respect to all of the shares of Common Stock reported on herein.

The number of shares of Common Stock beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage ownership reported is based on 22,315,851 shares of Common Stock outstanding as of December 31, 2005.

(c) Except as set forth below, the Reporting Person has not effected any transaction in the Common Stock during the sixty days immediately prior to the date hereof:

(i) On January 20, 2006, the Company issued to the Reporting Person a warrant to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share, exercisable through January 31, 2011. The warrant was issued in connection with the Reporting Person loaning the Company the principal amount of $250,000 on a secured, short-term basis.

(ii) On February 22, 2006, the Reporting Person acquired 164,406 shares of Common Stock at a purchase price of $0.56 per share upon the exercise for cash of an option to purchase Common Stock that was issued to the Reporting Person by the Company in January 2004.

(iii) On February 22, 2006, in connection with the option exercise described in clause (ii) above, the Company issued to the Reporting Person an option to purchase 328,812 shares of Common Stock at an exercise price of $0.69 per share, exercisable for six years from the date of issuance.

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO THE ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 3, 2006
                                        /s/ Juan A. Mendez
                                        ------------------
                                        Juan A. Mendez




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